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Holder Account Number

Form of Proxy. Annual General Meeting to be held on June 30, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management..

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on June 28,2006.

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Appointment of Proxyholder
The undersigned "Registered Shareholder" of International Hi-Tech Industries Inc. (the "Corporation") hereby appoints: Roger A. Rached, President of the Corporation, or failing this person, Dr. Rene Abi.Rached, a Director and Chief Operating Officer of the Corporation,

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy holder sees fit) and all other matters that may properly come before the Annual General Meeting of International Hi-Tech Industries Inc. to be held at 7393 Hopcott Road, Delta, British Columbia on June 30,2006 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold
01. Dr. Rene Abi-Rached	[ ]	[ ]	02. Omar Take	[ ]	[ ]
03. Dr. Owen A. Anderson	[ ]	[ ]	04. Larry P. Coston	[ ]	[ ]
05. Thomas Po	[ ]	[ ]	06. Ferdinand Rauer	[ ]	[ ]
07. Evelyne Schmeler	[ ]	[ ]	08. Lawry Trevor-Deutsch	[ ]	[ ]

	For	Withhold
2. Appointment of Auditors To appoint BDO Dunwoody LLP as Audtiors of the Corporation.	[ ]	[ ]
	For	Withhold
3.. Fix Auditors' Remuneration To authorize the Directors to fix the auditors' remuneration.	[ ]	[ ]
	For	Withhold
4. Share Option Plan To approve the continuation of the share option plan.	[ ]	[ ]
	For	Withhold
5. Transact Other Business To transact such other business as may properly come before the Meeting.	[ ]	[ ]

Authorized Signature(s) - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s) ________________________	MM / DD / YY